TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
                             P.O. BOX 382
                        4 HARDSCRABBLE HEIGHTS
                          BREWSTER, NY 10509



                                              December 12, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Division of Corporate Finance
            Mr. Dan Zimmerman

Re:     Touchstone Applied Science Associates, Inc.
        Amendment No. 2 to Registration Statement on Form SB-2
        No. 333-129261
        Request for Acceleration of Effectiveness
        ------------------------------------------------------

Dear Mr. Zimmerman:

      Pursuant to Rule 461 under the Securities Act of 1933, as amended, Touchstone Applied Science Associates, Inc. (the "Registrant") hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern time on December 13, 2005, or as soon thereafter as practicable.

      With respect to the Registrant's request for acceleration of the effective date of the Registration Statement, please be advised that the Registrant acknowledges that:

      (1) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      (3) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                Very truly yours,


                                                TOUCHSTONE APPLIED SCIENCE
                                                ASSOCIATES, INC.

                                                By ANDREW L. SIMON
                                                   -----------------------
                                                President, Chief Executive
                                                Officer and Chief
                                                Financial Officer